UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/S/ RYUTARO KUSAMA
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Liquidation of Sanwa International (Bermuda)Limited and Terreton Limited

Tokyo, February 28, 2006 —Mitsubishi UFJ Financial Group,Inc.(MUFG; President & CEO : Nobuo Kuroyanagi) announced today that The Bank of Tokyo-Mitsubishi UFJ, Ltd.(BTMU), a consolidated subsidiary of MUFG, has decided to liquidate Sanwa International (Bermuda) Limited and Terreton Limited. Sanwa International (Bermuda)Limited and Terreton Limited are consolidated subsidiaries of BTMU.

1.	Outline of Sanwa International (Bermuda)Limited

	Address	: Thirty Avenue, Hamilton, Bermuda

	Director	: Kousuke Furukawa

	Capital	: US dollars 12 Thousand

	Business	: Holding company

2.	Outline of Terreton Limited

	Address	: 8/F., Prince’s Building, 10 Chater Road, Central, Hong Kong

	Director	: Kousuke Furukawa

	Capital	: HK dollars 20

	Business	: Aircraft Leasing (SPC)

3.	Reason for Liquidation

Due to the redemption of the Aircraft finance transaction on December 2005, The Bank of Tokyo-Mitsubishi UFJ Ltd. has decided to liquidate Sanwa International (Bermuda)Limited and Terreton Limited.

4.	Timing of Liquidation

Liquidation is expected to be completed by the end of March 2007.

5.	Impact on MUFG’s business forecast

This event is not expected to have any material effect on MUFG’s previously announced business forcast for the current fiscal year.

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Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel: 81-3-3240-7651